CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NOT FOR DISSEMINATION IN THE UNITED STATES

OR FOR RELEASE TO U.S. NEWSWIRE SERVICES

CARDERO ARRANGES $6,760,000 BROKERED PRIVATE PLACEMENT

March 3, 2004

Trading Symbols: TSX-Ven.CDU

FSE.CR5

FOR IMMEDIATE RELEASE - Vancouver, B.C.....Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to announce that it has engaged Pacific International Securities Inc. (the “Agent”) with respect to a brokered private placement, on a best efforts basis, of up to 2,600,000 units at a price of $2.60 per unit to raise gross proceeds of up to $6,760,000 (the “Offering”).  The Offering will be made in British Columbia, Alberta, Ontario and such other jurisdictions as may be agreed to by the Company and the Agent pursuant to available exemptions from the prospectus requirements of such jurisdictions.  Each unit will consist of one common share and one common share purchase warrant.  Each warrant (the “Warrant”) will be exercisable into one additional common share for a period of 18 months from closing at an exercise price of $3.25 per share in the first twelve months from the Closing Date and $3.50 in the final six months.  All shares issued in connection with this private placement will have hold period of four months from the Closing Date.

The gross proceeds of the Offering will be used to fund exploration programs on the Company’s exploration projects in Argentina, Peru and Mexico, for ongoing mineral property investigations and potential acquisitions, and for general working capital.  The private placement is subject to completion of satisfactory due diligence by the Agent with respect to the Company, completion and execution of appropriate documentation and acceptance for filing by the TSX Venture Exchange on behalf of the Company.

None of the foregoing securities have been, nor will they be, registered with the U.S. Securities and Exchange Commission and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Unites States Securities Act of 1933 and any applicable State securities laws.

On behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk van Alphen”, President

For further information contact:

Henk Van Alphen, President

Phone:  (604) 408-7488 / Fax:  (604) 408-7499

Email:   hvanalphen@cardero.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release which has been prepared by management.